Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands, except for the ratio of earnings to fixed charges)

	Years Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
Earnings
Pretax Continuing Operations Income (Loss)	385,366	99,875	(1,437,864)	(3,923,856)	(1,483,004)	(528,491)
Plus Distributed Income from Equity Investees	1,027	3,917	2,250	—	419	—
Plus Fixed Charges	183,061	235,431	385,601	463,796	500,927	265,176
Less Interest Capitalized	—	—	—	—	—	(1,677)

Total Earnings	569,454	339,223	(1,050,013)	(3,460,060)	(981,658)	(264,992)

Fixed Charges
Interest Expense	174,928	231,164	378,901	456,396	494,694	260,852
Interest Capitalized	—	—	—	—	—	1,677
Estimated Interest Component of Rental Expense	8,133	4,267	6,700	7,400	6,233	2,647

Total Fixed Charges	183,061	235,431	385,601	463,796	500,927	265,176

Ratio of Earnings to Fixed Charges	3.1x	1.4x	—	—	—	—
Coverage deficiency	—	—	1,435,614	3,923,856	1,482,585	530,168